MITCHELL SILBERBERG & KNUPP LLP
                             Mark T. Hiraide

                             (310) 529-8659
A LAW PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

                              mth@msk.com




September 11, 2023

BY EMAIL (PANOSN@SEC.GOV)
CONFIDENTIAL

Nicholas Panos
Division of Corporation Finance
Office of Mergers & Acquisitions


Re:       Safe & Green Holdings Corp.; Sch 13D filed by John William Shaw filed
March 29,
          2023 (File No. 005-53033)

Dear Mr. Panos:

Thank you for discussing the captioned matter with me today. As we discussed, we are counsel to John Shaw.

Please be advised that Mr. Shaw, who previously was unaware of the Williams Act and reporting obligations thereunder, sold several put contracts on the common stock of Safe & Green
Holdings Corp. As a result of a decline in the market price of Safe & Green Holdings Corp., Mr.
Shaw was required to acquire common stock in excess of reporting thresholds. Upon learning of his reporting obligations to the U.S. Securities and Exchange Commission, Mr. Shaw engaged predecessor legal counsel to assist him in complying with his filing obligations.

We have since been engaged by Mr. Shaw as his counsel and will work with him to ensure that all filing obligations are timely met. If you need further information, please do not hesitate to call me. Thank you.

Very truly yours,

MITCHELL SILBERBERG & KNUPP LLP

/s/ MARK T. HIRAIDE

By: Mark T. Hiraide




MTH:jmh



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